Your Ref: SEC File No. 83-2 Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the
Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2023

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1)
Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB’s primary obligations in the fourth quarter of 2023 is set out in Appendices A and B.

(2)
Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 31 December 2023 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3)
Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 4 December 2023, Bhargav Dasgupta assumed the position of Vice-President for Market Solutions.

(4)	Copies of the Global Borrowing Authorization for 2024 and the Global Authorization for Swap Transactions in 2024 are set out in Appendices C and D.

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE FOURTH QUARTER 2023

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

1868_GMTN1560_00_2	22-Nov-23	22-Nov-38	5.295% AUD FIXED RATE NOTE 23/38	AUD	40,000,000.00
			AUD TOTAL		40,000,000.00
1869_GMTN1561_00_1	4-Dec-23	4-Dec-26	6.25% AZN FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 23/26	AZN	14,500,000.00
			AZN TOTAL		14,500,000.00

1753_GMTN1456_01_2	16-Nov-23	17-Jan-26	2.7% CNY FIXED RATE NOTE 23/26	CNY	450,000,000.00
			CNY TOTAL		450,000,000.00

1846_GMTN1539_01_2	4-Oct-23	31-Jan-25	11.2% COP FIXED RATE DUAL CURRENCY NOTE 23/25	COP	65,000,000,000.00
1866_GMTN1558_00_2	3-Oct-23	3-Oct-25	11.5% COP FIXED RATE DUAL CURRENCY NOTE 23/25	COP	250,000,000,000.00
			COP TOTAL		315,000,000,000.00

1865_GMTN1557_00_2	3-Oct-23	28-Jan-25	4.507% HKD FIXED RATE NOTE 23/25	HKD	200,000,000.00
			HKD TOTAL		200,000,000.00

1867_GMTN1559_00_2	3-Nov-23	3-Jan-25	20% NGN FIXED RATE DUAL CURRENCY NOTE 23/25	NGN	8,000,000,000.00
			NGN TOTAL		8,000,000,000.00

1582_GMTN1293_10_2	18-Oct-23	16-Jun-26	USD FLOATING RATE NOTES 23/26	USD	50,000,000.00
1582_GMTN1293_11_2	2-Nov-23	16-Jun-26	USD FLOATING RATE NOTES 23/26	USD	100,000,000.00
1608_GMTN1317_04_1	26-Oct-23	27-Aug-26	USD FLOATING RATE NOTES 23/26	USD	75,000,000.00
1608_GMTN1317_05_1	2-Nov-23	27-Aug-26	USD FLOATING RATE NOTES 23/26	USD	75,000,000.00
1870_GMTN1562_00_2	19-Dec-23	20-Dec-33	4.8% USD FIXED RATE CALLABLE NOTES 23/33	USD	5,000,000.00
1871_GMTN1563_00_2	21-Dec-23	21-Dec-43	USD ZERO COUPON/ CALLABLE 23/43	USD	50,000,000.00
			USD TOTAL		355,000,000.00

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE FOURTH QUARTER 2023
CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION		FINAL REDEMPTION
CNY CNY 1743_GMTN1443_00_2		10-Nov-23	10-Nov-23	2.21% CNY FIXED RATE NOTE 22/23		0.00		250,000,000.00
					CNY - TOTAL	0.00		250,000,000.00
GBP
GBP 1239_GMTN0965_00_1		15-Dec-23	15-Dec-23	1.375% GBP FIXED RATE NOTE 18/23		0.00		250,000,000.00
GBP 1239_GMTN0965_01_1		15-Dec-23	15-Dec-23	1.375% GBP FIXED RATE NOTE 18/23		0.00		100,000,000.00
GBP 1239_GMTN0965_02_1		15-Dec-23	15-Dec-23	1.375% GBP FIXED RATE NOTE 18/23		0.00		100,000,000.00
GBP 1239_GMTN0965_03_1		15-Dec-23	15-Dec-23	1.375% GBP FIXED RATE NOTE 18/23		0.00		150,000,000.00
GBP 1239_GMTN0965_04_1		15-Dec-23	15-Dec-23	1.375% GBP FIXED RATE NOTE 18/23		0.00		225,000,000.00
GBP 1296_GMTN1021_00_1		12-Oct-23	12-Oct-23	GBP FLOATING RATE NOTES 18/23		0.00		600,000,000.00
GBP 1296_GMTN1021_01_1		12-Oct-23	12-Oct-23	GBP FLOATING RATE NOTES 19/23		0.00		200,000,000.00
GBP 1239_GMTN0965_05_1		15-Dec-23	15-Dec-23	1.375% GBP FIXED RATE NOTE 19/23		0.00		100,000,000.00
GBP 1239_GMTN0965_06_1		15-Dec-23	15-Dec-23	1.375% GBP FIXED RATE NOTE 21/23		0.00		100,000,000.00
					GBP - TOTAL	0.00		1,825,000,000.00
HKD
HKD 1623_GMTN1332_00_2		15-Nov-23	15-Nov-23	0.45% HKD FIXED RATE NOTE 21/23		0.00		200,000,000.00
HKD 1624_GMTN1333_00_2		29-Nov-23	29-Nov-23	0.51% HKD FIXED RATE NOTE 21/23		0.00		100,000,000.00
HKD 1627_GMTN1335_00_2		13-Dec-23	13-Dec-23	0.58% HKD FIXED RATE NOTE 21/23		0.00		300,000,000.00
HKD 1628_GMTN1336_00_2		14-Dec-23	14-Dec-23	0.6% HKD FIXED RATE NOTE 21/23		0.00		300,000,000.00
HKD 1731_GMTN1432_00_2		12-Oct-23	12-Oct-23	4% HKD FIXED RATE NOTE 22/23		0.00		100,000,000.00
					HKD - TOTAL	0.00		1,000,000,000.00
KZT
KZT 1738_GMTN1430_00_1		22-Oct-24	22-Oct-23	14.5% KZT FIXED RATE / AMORTIZING NOTES 22/24		118,638,000.00	b	0.00
					KZT - TOTAL	118,638,000.00		0.00
MNT
MNT 1425_GMTN1143_00_1		24-Apr-24	24-Oct-23	10.1% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 20/25		2,625,000,000.00	b	0.00
					MNT - TOTAL	2,625,000,000.00		0.00
PEN
PEN 1809_GMTN1506_00_2		16-Mar-25	19-Dec-23	6.5% PEN FIXED RATE DUAL CURRENCY NOTE 23/25		40,000,000.00	a	0.00
						40,000,000.00		0.00
PLN					PEN - TOTAL
PLN 1742_GMTN1442_00_2		10-Nov-23	10-Nov-23	9.25% PLN FIXED RATE NOTE 22/23		0.00		300,000,000.00
					PLN - TOTAL	0.00		300,000,000.00
USD
USD 1459_GMTN1176_00_1		6-Oct-23	6-Oct-23	0.25% USD FIXED RATE/GLOBAL 20/23		0.00		3,000,000,000.00
USD 1749_GMTN1450_00_2		19-Dec-23	19-Dec-23	4.8225% USD FIXED RATE NOTE 22/23		0.00		29,000,000.00
USD 1751_GMTN1451_00_2		22-Dec-23	22-Dec-23	4.8% USD FIXED RATE NOTE 22/23		0.00		50,000,000.00
USD 1752_GMTN1452_00_2		22-Dec-23	22-Dec-23	4.846% USD FIXED RATE NOTE 22/23		0.00		50,000,000.00
					USD - TOTAL	0.00		3,129,000,000.00
ZAR
ZAR 1489_GMTN1205_00_2		7-Dec-23	7-Dec-23	4.5% ZAR FIXED RATE NOTE 20/23		0.00		500,000,000.00
ZAR 1489_GMTN1205_01_2		7-Dec-23	7-Dec-23	4.5% ZAR FIXED RATE NOTE 21/23		0.00		500,000,000.00
					ZAR - TOTAL	0.00		1,000,000,000.00

[a]	Partially redeemed on indicated Redemption Date

[b]	Amortized notional on indicated Redemption Date

Appendix C
RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2024

WHEREAS
The Asian Development Bank (ADB) has determined to borrow funds in 2024;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.          ADB is hereby authorized to undertake borrowings from time to time during 2024 and, for this purpose, (i) to create and sell issues of obligations with final maturities of one day or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of one day or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i)
The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of thirty-six billion three hundred million United States dollars ($36,300,000,000).

(ii)
For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds or Direct Borrowings with final maturities of less than one year or which is no longer outstanding within 2024, shall not be counted under the authorized borrowing program limit.

(iii)
For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2.          The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note Program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $5.0 billion equivalent per issue; and (ii) each issue of Bonds under any local currency medium-term note program, and each issue of Bonds (not under the Global Medium-Term Note Program and any local currency medium-term note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $2.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i)	currency and principal amount;
(ii)	amount of proceeds;
(iii)	market(s);
(iv)	title and form;
(v)	price;
(vi)	issuance date(s);
(vii)	drawdown date(s);
(viii)	maturity date(s);
(ix)	interest rate(s) and interest payment date(s); and
(x)
any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3.          ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4.          Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.
5.          The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6.          Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.

Appendix D
RESOLUTION

GLOBAL AUTHORIZATION FOR SWAP TRANSACTIONS IN 2024
WHEREAS

The Asian Development Bank (ADB) intends to enter into currency swap, interest rate swap, and repurchase transactions in 2024;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:
1.          ADB is hereby authorized to undertake from time to time during 2024 any currency swap transactions, interest rate swap transactions, cross-currency rate swap transactions, repurchase transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2.          The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB’s borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB’s borrowings under the Global Medium-Term Note Program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $5.0 billion equivalent per borrowing; (ii) ADB’s borrowings under any local currency medium-term note program, and ADB’s other borrowings (not under the Global Medium-Term Note Program and any local currency medium-term note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding
$2.0 billion equivalent per borrowing; and (iii) ADB’s asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3.          Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.
4.          For the purposes of para. 3, the approval and determinations of the President, a Vice- President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.
5.          For the purposes of this Resolution, “Authorized Representative” means
(i)
any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; Advisor, Office of the Head, Office of Risk Management and Head, Treasury and Operational Risk Unit, Office of Risk Management; a Principal Treasury Specialist; a Principal Risk Management Specialist; a Principal Counsel; and a Senior Risk Management Specialist; and

(ii)
in reference to any particular swap transaction undertaken in connection with ADB’s borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.